SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 7, 2005


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F [X]          Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes [ ]                No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

               Information for the Quarter Ended December 31, 2004


















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

                                TABLE OF CONTENTS
       REPORT FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2004 ON FORM 6-K


                                                                            Page
                                                                            ----

Third Quarter Shareholders Letter                                             4

Consolidated Financial Statements                                             6

Audited Consolidated Balance Sheet as of March 31, 2004 and
   Unaudited Consolidated Balance Sheet as of December 31, 2004               6

Unaudited Consolidated Statements of Income and Comprehensive
   Income for the Nine-Month Periods Ended December 31, 2003 and 2004
   and the Three-Month Periods Ended December 31, 2003 and 2004               8

Management Discussion and Analysis of Financial Condition
   and Results of Operations                                                  9

Liquidity and Capital Resources                                              12

Stock Repurchase Program                                                     13

Legal Proceedings                                                            13

Signature                                                                    15

Press Release Reporting Third Quarter Results                                16

                [Bonso Electronics International Inc. Letterhead]


Dear Shareholders:                                               7 February 2005

For the third quarter ended 31 December 2004, Bonso's sales were $18.3 million, or 6.3% above the same quarter in 2003. Sales were driven mainly by increases in sensor based products. Net income was $600,000 or $0.10 per share (diluted). Net income was approximately equal to the same period last year.

Net income for the nine month period ended 31 December 2004 was $2.1 million or $0.35 per share, which is approximately equal to the net income in the same period last year. Sales for the nine month period ended 31 December were $55.7 million, a decrease of 4.4% compared to sales of $58.3 million in the comparable 2003 period.

We accomplished these results, over the last nine months, at a time when raw material (oil, metal, plastic, etc) and skilled labor costs were increasing. We were able to keep the gross profit margin constant by initiating design and manufacturing process changes which offset the negative impact of rising costs. At the same time we reduced expenses; thereby, allowing us to maintain approximately the same level of profitability.

The biggest challenge facing Bonso today is to return to double digit sales growth. Our primary focus will be on doing more for our existing customers and to show initiative in proposing solutions to new potential customers in our niche markets of sensor based and telecommunication products. We have developed several new sensor based products that are being received well by new potential OEM customers and have also expanded our branded product offerings in both North America and Europe.

We increased sales and took market share away from competitors in our sensor based business during calendar 2004 as a result of offering better service and creative solutions for our customers. We are optimistic about continuing this trend in the future. We are especially motivated by the new 5.8 gigahertz cordless telephone that we are currently producing for an OEM customer that services the US market.

We are excited about the projected future growth of wireless technology, and we believe that we are well positioned in both sensor products and telecommunications products to capitalize on our strong application experience in this growing industry sector.

In preparation for planned future growth, we have restructured our top management team and appointed George O'Leary as the President and Chief Executive Officer. George is currently a member of the Board of Directors and has been associated with Bonso for over 15 years--initially as a client, then for the last eight years as a consultant, and since 1997 as a member of the Board of Directors. George is the right person for the CEO role at this time. This announcement is part of a planned, on-going process to enhance and expand our global reach by strengthening our management structure worldwide. George will continue to operate out of the US where he can be in close contact with industry and customer requirements in North America, Europe and elsewhere. With his strong business background, we believe that George will be a great addition to our management team and a capable leader in the execution of our strategic business plan.

Mr. O'Leary was President, CEO and a director of Micro General Corporation, a NASDAQ listed company located in Santa Ana, California for eight years and prior to that was Vice President and General Manager at Lanier Business Products, in

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

Atlanta, Georgia. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

Despite our accomplishments, we do have one key disappointment - namely, the continuing gap between the underlying value of Bonso and the market value of our stock. We continue to believe that the current stock price is not reflective of Bonso's strength and value, with a price to earning ration as of January 28, 2005 of 13.18, a price to sales ratio of 0.41 and a price to book ratio of 0.87.

Further, we intend to continue to make efforts to continue the progress we have made in strengthening our Balance Sheet. Because of positive cash flow from operations, our cash position has increased to $13.5 million, or approximately $2.30 per share.

The company looks forward to a successful 2005 with confidence and enthusiasm. We look forward to the opportunities the future will bring us. Thank you for your continued trust.

Yours truly,                               Yours truly,
Bonso Electronics International, Inc.      Bonso Electronics International, Inc.


/s/ Anthony So                             /s/ George D. O'Leary
--------------                             ---------------------
Anthony So                                 George D. O'Leary
Chairman                                   President and CEO

U.S. Contact: George O'Leary 949-760-9611, FAX 949-760-9607
Hong Kong Contact: Cathy Pang 852 2605 5822, FAX 852 2692 1724

The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


                           BONSO ELECTRONICS INTERNATIONAL INC.
                                CONSOLIDATED BALANCE SHEET
                                     (In U.S. Dollars)

                                                                       Dec 31      March 31
                                                                       ------      --------
                                                                         2004          2004
                                                                         ----          ----
                                                                  (Unaudited)     (Audited)
Assets

Current assets
 Cash and cash equivalents                                         13,528,569    10,815,279
 Restricted cash deposits                                               4,872         4,337
 Trade receivables, net                                            12,122,415    10,389,769
 Inventories, net                                                   7,092,061    10,881,932
 Tax recoverable                                                      249,769        58,464
 Deferred income tax assets - current                                  52,057        52,057
 Other receivables, deposits and prepayments                        1,050,871       888,658

 Total current assets                                              34,100,614    33,090,496
                                                                  -----------   -----------


Deposits                                                              617,056       617,056
Deferred income tax assets - non current                               15,178        15,178
Goodwill                                                            1,100,962     1,100,962
Brand name, net                                                     2,247,392     2,397,392

Property, plant and equipment                                      14,552,353    16,377,361

 Total assets                                                      52,633,555    53,598,445
                                                                  -----------   -----------

Liabilities and shareholders' equity

Current liabilities
Bank Overdraft                                                        286,640       156,429
 Notes payable                                                      6,167,842     3,244,194
 Accounts payable                                                   5,780,314     8,280,039
 Accrued charges and deposits                                       2,226,891     2,951,797
 Income taxes payable                                                 123,473       279,485
 Short-term loans                                                   4,589,149     4,599,652
Current portion of long-term debt and capital lease obligations       384,615       678,397
 Total current liabilities                                         19,558,924    20,189,993
                                                                  -----------   -----------


                                             6



Long-term debt and capital lease obligations, net of current
 maturities                                                           762,688     1,158,081
Deferred Income Tax                                                     1,504        39,718

Minority Interests                                                    (38,671)       14,203

Redeemable Common Stock
Redeemable Common Stock par value $0.003 per share
- issued and outstanding shares : March 2004 - 180,726
  September 2004 - 0                                                        0     1,445,808

Shareholders' equity

Preferred stock par value $0.01 per share
-authorized shares - 10,000,000
-issued and outstanding shares : March & September , 2004-0
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : March 2004 - 5,527,639             16,729        16,579
    September 2004 - 5,758,365
 Additional paid-in capital                                        21,764,788    21,665,801
 Capital Reserves
 Retained earnings                                                 10,038,437     8,515,793
 Accumulated other comprehensive income                               529,156       552,469
                                                                  -----------   -----------
                                                                   32,349,110    30,750,642
                                                                  -----------   -----------

Total liabilities and shareholders' equity                         52,633,555    53,598,445
                                                                  ===========   ===========


                                             7

                                BONSO ELECTRONICS INTERNATIONAL INC.
                                    CONSOLIDATED INCOME STATEMENT
                                   (In Thousands of U.S. Dollars)
                                              Unaudited

                                                  Three months ended Dec. 31   Nine months ended Dec. 31
                                                  --------------------------   -------------------------
                                                      2004          2003          2004          2003
                                                   ----------    ----------    ----------    ----------

Net sales                                              18,344        17,260        55,741        58,340
Cost of sales                                         (14,356)      (13,234)      (44,576)      (46,485)
                                                   ----------    ----------    ----------    ----------
Gross margin                                            3,988         4,026        11,165        11,855

Selling expenses                                          701           635         1,992         2,117
Salaries and related costs                              1,303         1,541         3,816         4,063
Research and development expenses                         128            84           332           340
Administration and general expenses                       877         1,067         2,468         2,781
Amortization of Brand Name                                 44            47           150           149
                                                   ----------    ----------    ----------    ----------
Income from operations                                    935           652         2,407         2,405
Interest Income                                            75            81           168           105
Other income                                              (13)          106           294           270
Interest Expenses                                        (168)         (192)         (568)         (657)
Foreign exchange gains \(Loss)                             (0)          (35)          (59)           45
Consultancy fee
                                                   ----------    ----------    ----------    ----------
Income before income taxes and minority interest          829           612         2,242         2,168
Income tax expense                                       (192)           (3)         (215)          (18)
                                                   ----------    ----------    ----------    ----------
Net income before minority interest                       637           609         2,027         2,150
Minority interests                                        (37)           (8)           53           (45)
                                                   ----------    ----------    ----------    ----------
Net income                                                600           601         2,080         2,105
                                                   ==========    ==========    ==========    ==========

Earnings per share
 Diluted                                                 0.10          0.11          0.35          0.37


Adjusted weighted average shares                    5,863,956     5,675,570     5,863,956     5,675,570


                                                  8

Management Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------

     This section and other parts of this Form 6-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" contained in the Company's Form 20-F that was filed with the Securities and Exchange Commission on August 13, 2004. The following discussion should be read in conjunction with the 2004 Form 20-F for the fiscal year ended March 31, 2004, and the condensed consolidated financial statements included elsewhere in this Form 6-K. All information is based on the Company's fiscal calendar.

Results of Operations

Nine Month Period ended December 31, 2004 compared to the Nine Month period ended December 31, 2003

     Net Sales. Our sales decreased approximately $2,599,000 or 4.4% from approximately $58,340,000 for the nine month period ended December 31, 2003, to approximately $55,741,000 for the nine month period ended December 31, 2004, primarily as a result of sales drop of telecommunications products. Sales of our scales business increased from approximately $34,188,000 during the nine month period ended December 31, 2003, to approximately $36,782,000 during the nine month period ended December 31,2004, and sales for telecommunications products were down 21.5% from approximately $24,152,000 to approximately $18,959,000 during this period.

     Gross Margin. Gross margin as a percentage of sales remained constant at approximately 20% during the nine month period ended December 31, 2004 as compare to the same period in 2003.

     Selling Expenses. Selling expenses decreased by 5.9% from approximately $2,117,000 for the period ended December 31, 2003 to approximately $1,992,000 for the period ended December 31, 2004. This decrease was primarily the result of decreased sales and reduced shipping costs as a result of the consolidation of shipments. Selling expenses as a percentage of revenue remained constant at 3.5% during the period ended December 31, 2004 as compared to the same period in 2003.

     Salaries And Related Costs. Salaries and related costs decreased by approximately 6.1% from approximately $4,063,000 for the period ended December 31 ,2003 to approximately $3,816,000 for the period ended December 31 2004. This decrease was primarily due to reduced spending in the recruitment of employees.

     Research And Development. Research and development expenses decreased 2.4% from approximately $340,000 during the nine month period ended December 31, 2003 to approximately $332,000 during the nine month period ended December 31, 2004. Research and Development as a percentage of revenue increased to 0.6% during the period ended December 31, 2004 as compared to 0.58% during the prior year.

     Administration And General Expenses. Administration and general expenses decreased by 11.3% from approximately $2,781,000 during the period ended December 31, 2003 to approximately $2,468,000 during the nine month period ended December 31, 2004. This decrease was primarily the result of reduced legal and professional fees, and reduced expenses relating to the United States branch office.

     Amortization Of Brand Names. We amortized approximately $150,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the nine month period ended December 31, 2004 and approximately $149,000 during the nine month period ending December 31, 2003. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, there was no significant change in income from operations. As a percentage of revenue, income from operations increased from 4.1% during the nine month period ended December 31, 2003 to 4.3% for the period ended December 31, 2004.

     Interest Income. Interest income amounted to approximately $168,000 during the nine month period ended December 31, 2004, compared to $105,000 during the nine month period ended December 31, 2003. This increase was primarily the result of depositing our cash into higher yield accounts.

     Other Income. Other income increased 8.9% from approximately $270,000 during the nine month period ended December 31, 2003, to approximately $294,000 during the nine month period ended December 31, 2004. The increase was primarily due to the higher sales of scrap during the first and second quarter and compensation from vendors for shipping and stocking defective goods.

     Interest Expenses. Interest expenses and financials charges decreased 13.5% from approximately $657,000 during the nine month period ended December 31, 2003 to approximately $568,000 during the nine month period ended December 31, 2004. The decrease was primarily the result of reduced use of the Company's banking facilities.

     Foreign Exchange Losses/Gains. Foreign currency exchange decreased from a gain of approximately $45,000 for the period ended December 31, 2003 to a loss of approximately $59,000 for the period ended December 31, 2004. The loss was primarily attributable to the devaluation of the United States dollar compared to other foreign currencies, especially the Euro and the Canadian dollar.

     Net Income. As a result of the above changes, net income decreased from approximately $2,105,000 during the nine month period ended December 31, 2003 to $2,080,000 during the nine month period ended December 31, 2004, a decrease of approximately $25,000, or 1.2%.

Three Month Period ended December 31, 2004 compared to the Three Month period ended December 31, 2003

     Net Sales. Net sales increased to $18,344,000 during the three months ended December 31, 2004 as compared to $17,260,000 during the three months ended December 31, 2003, an increase of approximately $1,084,000, or 6.3%. The increase was primarily the result of increased demand for our products in Europe and the United States. Sales from our scales business increased from approximately $11,188,000 for the three months ended December 31, 2003, to approximately $13,182,000 for the three months ended December 31,2004, and sales for telecommunications products decreased from approximately $6,072,000 for the three months ended December 31, 2003, to approximately $5,162,000 for the three months ended December 31,2004.

     Gross Margin. Gross margin as a percentage of revenue declined to 21.7% during the three-month period ended December 31, 2004 as compared to 23.3% during the same period in the prior year. This decline was primarily the result of increased pressure on both the sales price of our FRS telecommunication products and scales.

     Selling Expenses. Selling expenses increased by 10.4% from approximately $635,000 during the three months ended December 31, 2003 to approximately $701,000 during the three months ended December 31, 2004. This increase was attributable to the increased cost of sales commission and freight insurance.

     Salaries And Related Costs. Salaries and related costs decreased by 15.4% or $238,000, from approximately $1,541,000 for the three months ended December 31, 2003 to approximately $1,303,000 for the three months ended December 31, 2004. This decrease was primarily due to reduced spending in the recruitment of employees.

     Research And Development. Research and development expenses increased 52% or $44,000, from approximately $84,000 for the three months ended December 31, 2003 to approximately $128,000 for the three months ended December 31, 2004 primarily as a result of increased research and development in both scales and telecommunication products during the three months ended December 31, 2004.

     Administration And General Expenses. Administration and general expenses decreased by approximately $190,000 or 17.8% from approximately $1,067,000 for the three months ended December 31, 2003 to approximately $877,000 for the three months ended December 31, 2004. This decrease was primarily the result of reduced legal and professional fees and reduced expenses relating to the United States branch office.

     Amortization Of Brand Names. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years. We amortized approximately $44,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the period ended December 31, 2004 as compared to approximately $47,000 during the three month -period ending December 31, 2003.

     Income From Operations. As a result of the above changes, income from operations increased by 43.4% from approximately $652,000 for the three months ended December 31, 2003 to $935,000 for the three months ended December 31, 2004.

     Interest Income. Interest income decreased to approximately $75,000 for the three months ended December 31, 2004 as compared to $81,000 in the three months ended December 31, 2003. This decrease was mainly due to less cash balances to earn interest during the period.

     Other Income. Other income decreased 112% from a gain of approximately $106,000 for the three months ended December 31, 2003, to a loss of approximately $13,000 for the three months ended December 31, 2003. The decrease primarily resulted from the repurchase of some of the scrap sold in the prior quarter.

     Interest Expenses. Interest expenses and financials charges decreased 12.5% from approximately $192,000 during the three months ended December 31, 2003 to approximately $168,000 during the three months ended December 31, 2004. This decrease was primarily the result of the decreased use of our banking facilities in that period.

     Foreign Exchange Losses/Gains. Foreign currency exchange losses decreased from approximately $35,000 for the three months ended December 31, 2003 to $0 for the three months ended December 31, 2004.

     Net Income. As a result of the above changes, net income decreased from approximately $601,000 for the three month ended December 31, 2003 to $600,000 for the three months ended December 31, 2004, a decrease of approximately $1,000, or 0.2%.

Liquidity and Capital Resources
-------------------------------

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic acquisitions and to fund working capital resulting from normal operation.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months. As of December 31, 2004, we had $13,528,569 in cash and cash equivalents as compared to $10,815,279 as of March 31, 2004. Working capital at September 30, 2004 was $14,541,690 compared to $12,900,503 at March 31, 2004. We believe our working capital is sufficient for our present requirements.

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

Stock Repurchase Program
------------------------

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. The Company may from time to time repurchase shares of its Common Stock under this program.

Legal Proceedings
-----------------

     On or about August 20, 2003, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleged that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleged that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. In addition, further the Complaint alleged that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleged the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleged negligent misrepresentations and fraud by Bonso and the Individual Defendants for misrepresenting information concerning Bonso's financial outlook and its intention to conduct a share buyback. The Complaint sought unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     On September 26, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2003, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and
(iii) waste of corporate assets. The Derivative Claims allege that Bonso has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of Bonso for the amount of profits received by the Individual Defendants as a result of their sales of Bonso stock and damages in favor of Bonso for breaches of the Individual Defendants fiduciary duties. In response, Bonso engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2004, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond.

     Thereafter, Defendants filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price. Specifically, Plaintiffs allege, upon information and belief, that one or more of the Individual Defendants purchased Warrants between November 11, 2003 and December 17, 2003 based on information that the Warrants would be extended and the strike price reduced.

     On October 25, 2004, we agreed to a Agreement and Stipulation with the Plaintiffs whereby the trial date was cancelled and all pending deadlines were stayed until the independent counsel makes his determination and recommendation regarding the Derivatives Claims. Pursuant to the Agreement and Stipulation, the Plaintiff's agreed that their investigation into the trading of the Warrants shall be completed by March 31, 2005.

     Bonso and the Individual Defendants believe there is no basis for the claims asserted in the Second Amended Complaint and both intend to defend this action vigorously.

Exhibits
--------

     99.1 Press Release dated February 7, 2005 Disclosing the Results for the Quarter ended December 31, 2004

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: February 7, 2005                   By: /s/ Henry F. Schlueter
      ----------------                   ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary








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